HERALD RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web**

31 October 2005

US SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mailstop 3628
One Station Place, NE
Washington DC 20549
USA

Re: Rule 12g3-2(b) ***(82-4295)*** ***17 pages to follow***

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
First Quarter Activities Report
Dated 31 October 2005

Yours faithfully

M P WRIGHT
Executive Director

Enc

HERALD
RESOURCES

QUARTERLY REPORT
FOR THE PERIOD ENDING 30 SEPTEMBER 2005

HIGHLIGHTS

DAIRI ZINC/LEAD PROJECT

Development

Significant progress achieved in –

- Financing
- Pre-development activities

Exploration

- Another significant Lae Jehe Deeps drillhole intercept of 6m @ 11.4% Zn, 7.5% Pb obtained and strong downhole EM anomalism continuing beneath this hole
- Significant Lae Jehe shallow intercepts obtained eg 4.7m @ 7.3% Zn, 3.3% Pb and 3.9m @ 17.4% Zn, 11.4% Pb
- Surface EM surveys indicate conductors at Bongkaras, Sinar Pagi and Lae Maromas

www.herald.net.au

www.coronagold.com.au

www.jaguarminerals.com.au

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 Fax +61 8 9481 1669 Email hrl@herald.net.au Web **www.herald.net.au**

HERALD RESOURCES

DAIRI ZINC/LEAD PROJECT

Herald	80%
PT Antam	20%


MEDAN
INDONESIA
DAIRI
SUMATRA

FINANCING

The consortium of banks (lead by Macquarie Bank) mandated to provide senior finance facilities for the Dairi Project commenced their due diligence studies during the quarter. This review has been very comprehensive and has taken longer than expected. Nevertheless Macquarie have indicated that they are hopeful of providing a final terms sheet for consideration by the Company by the end of November, following which final credit approvals would be sought.

Formal requests for offers of subordinated finance and/or concentrate offtake agreements were also sought from a number of smelter and trading groups during the quarter. Once these are all to hand it would be hoped that final agreement with selected parties would occur within the same timeframe envisaged for the senior lenders.

Present indications received suggest that the Company should be able to negotiate very favourable offtake agreements, as the availability of zinc concentrates is predicted to remain tight for the foreseeable future.

PRE-DEVELOPMENT ACTIVITIES

Transportation and Logistics

As previously advised, it has been decided to truck concentrates to the east coast of Sumatra rather than the previously stated preference for a slurry pipeline and port facilities on the west coast.

The new port development at Kuala Tanjung, just SE of Belawan, has been decided upon. A 40,000t concentrate store will be built on land allocated by the local port authority and it is proposed to erect a direct ship-loading jetty.

Shipping from this location to east Asian destinations involves significantly less time and hence cost compared to the west coast, thus partly offsetting higher land transportation operating costs from trucking. The capex will also be significantly lower.

Engineering Design and Tendering

The Preliminary Engineering works contract was awarded to Ausenco Ltd in July 2005 to expedite advanced activities prior to receipt of final permitting and finance. The scope of the contract was focused on finalising process plant layouts including the inclusion of the filtration plant onto the site and progressing key procurement and contract tenders to the point of award.

The process site layout works have progressed well with the design of a more compact flotation plant and an efficient arrangement for truck loading and dispatch from site being achieved. The paste plant location review has resulted in bringing the plant closer to the site and the resultant reduction in the length of the access road. A general arrangement for the port facility at the new location of Kuala Tanjung has also been completed.

Detailed design activities completed include the generation of equipment and technical specifications to enable the competitive tendering of long lead equipment and early site works contracts. An electrical load review has been completed and power demand for the plant has reduced by approximately 25% from DFS levels.

Tender submissions have been received and adjudication is complete for the mills, flotation cells and concentrate filter procurement packages. The power station, camp facilities and bulk earthworks tenders are currently underway and submissions are scheduled for the December quarter.

Site activities associated with the preliminary engineering works included the starting of a geotechnical site investigation program based on the revised layouts and tender site visits for site works and mining contractors.

The Company remains on target for the start of site construction works in first quarter 2006, subject to project approvals and finance.

Mining Contract Tendering

Proforma tendering documents have been issued to several prospective contractors for the underground mine, which is designed to produce 1 million tonnes of ore per year.

Environmental Impact Assessment, Permitting and Project Socialisation

The AMDAL (EIA) assessment process has continued with further presentations being made to the AMDAL Commission. It is expected that the AMDAL will be signed off shortly.

Further project socialisation and negotiations towards acquisition of land for the access road and concentrator site have taken place and will culminate during the December quarter following AMDAL sign-off.

The Dairi Feasibility Study was presented to and reviewed by a committee of various sections of the Department of Energy and Mineral Resources in Jakarta. Further submissions were made in connection with their comments. Once the AMDAL permit is obtained from the Dairi Regency, formal application will be made for the project to enter construction stage, subject to financing.

HERALD RESOURCES

EXPLORATION

Lae Jehe

The Lae Jehe deposit is about 600m NW of the proposed Anjing Hitam plant site. A two hole deep drilling program commenced in the June quarter and an excellent result was obtained in the first hole SOP166D. The next deep hole, SOP167D completed in the September quarter also provided a good result - **6.0m @ 11.4% Zn, 7.5% Pb** - and these holes were subjected to downhole EM probing (DHTEM) using an Atlantis probe. The strongest conductive zone is a prism ~ 400m x 400m dipping steeply NE, intersected more centrally by the latter hole while the higher grade SOP166D is on the perimeter of the most conductive zone. A third hole to penetrate the deepest part of the conductor was in progress a the end of October, delayed by a series of mechanical problems.

A second rig commenced drilling the more erratically mineralised updip section of the interpreted Main Mineral Horizon. Mechanical problems also beset this machine and only four holes were completed with two obtaining significant intercepts, one a lesser result and the other hitting several zones of mineralisation but with assay results not yet available.

Hole SOP168D, on local grid section 700N, intersected a broad zone of intercalated sulphide and carbonaceous shale layers with a bulk intercept of 15.8m @ 5.0% Zn, 2.5% Pb. This includes stronger sulphide sections of **1.95m @ 13.4% Zn, 6.4% Pb and 4.7m @ 7.35% Zn, 3.3% Pb** and it is in keeping with a number of the intercepts at Lae Jehe. Hole 169D, about 60m downdip, intersected a strongly faulted zone, which is recognisable on other sections, and obtained an intercept of 1.95m @ 4.1% Zn, 1.2% Pb.

On section 800N, SOP171D obtained an intercept of **6.43m @ 11.7% Zn, 7.4% Pb**, including **3.93m @ 17.4% Zn, 11.4% Pb**. There is also an intercept of 1.28m @ 10.9% Zn, 5.1% Pb just below.

HERALD RESOURCES

The drillhole results are tabulated below

Lae Jehe Deeps

Hole	North	East	Dip/Azimuth (mag)	From (m)	To (m)	Width (m)	ETW (m)	Zinc (%)	Lead (%)	Silver (g/t)
SOP167D	940	1305	-67°/183°	572.50	578.50	6.00	5.40	11.4	7.5	6

Lae Jehe

Hole	North	East	Dip/Azimuth (mag)	From (m)	To (m)	Width (m)	ETW (m)	Zinc (%)	Lead (%)	Silver (g/t)
SOP168D	700	1015	-60°/210°	96.40	112.20	15.80	14.50	5.00	2.51	4
			including	96.40	98.35	1.95	1.80	13.4	6.42	3
			and	106.00	110.70	4.70	4.30	7.27	3.25	6
SOP169D	700	1015	-85°/210°	140.50	142.45	1.95	1.25	4.12	1.16	1
SOP171D	800	1006	-75°/210°	90.00	96.43	6.43	3.96	11.65	7.41	8
				101.92	103.20	1.28	0.79	10.88	5.15	8

The picture is coming together of two main sulphide sub-horizons (sometimes more) of variable thickness having significant areal continuity. With further drilling it is hoped that this will be reinforced and present an option for selective stoping of higher grade material punctuated by cemented paste fill. In any case, if bulk mining is necessary, a heavy media circuit could be added to the concentrator prior to mining Lae Jehe in order to pre-concentrate the ore at low cost. The mineral zones are quite strongly fractured, especially in proximity to the emerging longitudinal fault.

The smaller rig has been seconded to drill geotechnical holes at the plantsite for the time being but the larger LF70 machine will continue to drill the deeps SOP170D hole and then several other medium depth holes further along strike.



A
A'
600mN
800mN
1000mN
1200mN
800mRL
600mRL
400mRL
200mRL
00mRL
Sapurang Anton
(~ 7m@12.0%Zn, 21.9%Pb)
ROB1
SOP49D
(8.5m@2.1%Zn, 0.9%Pb)
SOP17D
(9m@6.0%Zn, 4.4%Pb)
SOP172D
(3m@1.8%Zn, 0.7%Pb)
SOP12D
SOP11D
(6m@1.4%Zn, 0.7%Pb)
SOP13D
(6m@8.7%Zn, 4.9%Pb)
SOP171D
(6.4m@11.7%Zn, 7.4%Pb)
SOP168D
(15.8m@5.0%Zn, 2.5%Pb)
SOP169D
(1.95m@4.1%Zn, 1.2%Pb)
SOP52D
(13m@3.7%Zn, 2.3%Pb)
SOP54D
(15.6m@3.6%Zn, 1.9%Pb)
SOP59D
(15.3m@6.2%Zn, 3.3%Pb)
SOP166D
(8.9m@17.1%Zn, 9.4%Pb)
SOP60D
(17.7m@10.6%Zn, 5.0%Pb)
SOP167D
(6.0m@11.4%Zn, 7.5%Pb)
Downhole EM Anomaly
Drillhole Pierce Point (down hole width@grade)
of bulk intercepts in main mineral horizon
2005 Program
Massive Sulphide Outcrop
0
100
200
METRES
LAE JEHE SECTOR
LONGITUDINAL SECTION
LOOKING TO 210°MAG.

HERALD RESOURCES

Bongkaras

A surface fixed loop EM survey (FLTEM) survey was conducted at this prospect which is about 1km NW along strike in the Julu Sedex Zone. A weak conductor dipping NE and possibly plunging north is indicated. Of the previous drilling at Bongkaras, hole SOP44D is the most coincident. This had a best intercept of 8.1m @ 6.0% Zn, 2.9% Pb.

Sinar Pagi

A single loop FLTEM survey was run over the Sinar Pagi Pb-Ag-Zn trend where significant oxide lead intercepts, with lesser zinc, have been obtained from the limited drilling. A strong SW dipping conductor is indicated to the SE of the known mineralisation and a more subtle one adjacent to the drilled section, possibly indicating a deeper zone of conductivity.

A loop was also surveyed at Lae Maromas to the west and a large, deep conductor is interpreted on the eastern side of the loop, not appearing to coincide with mineralisation or geochemical anamalism.

A drillhole completed in the last quarter – SPA8D – did not provide significant metal values in a gossan intercept.

Bulu Laga

Two loops were surveyed by FLTEM at this prospect in the NE of the CoW. No conductors were identified, suggesting that the soil geochemistry anomalism is due to weakly dispersed vein bound mineralisation in carbonate rocks.

HERALD RESOURCES – BASE METALS

BELITUNG TIN PROJECT

Herald beneficial interest 100%
PT Tambang Timah (Timah) net smelter royalty for tin and co-products.

Herald is in discussions with Timah and is considering the Company's future in this project.

There was no field activity by Herald during the quarter.

HERALD RESOURCES

MELUAK GOLD PROJECT

Herald 26% via Corona Gold Ltd


MEDAN
MELUAK
INDONESIA
SUMATRA

There were no activities during the quarter. The peace accord negotiated between the Government and the GAM separatist movement during the last quarter appears to be holding, thus giving hope for the ability to resume work in the near future.

HERALD RESOURCES

MONTAGUE GOLD PROJECT

Herald 15%, free carried

Drilling during the quarter remained focused on the Airport mining lease.


Broome
Nullagine
Newman
WESTERN
AUSTRALIA
Meekatharra
MONTAGUE
Sandstone
CRATER
Kalgoorlie
Coolgardie
PERTH

Results from 1m sampling of previously reported RC holes into the eastern structures were received. A scout RAB drilling programme tested the main mafic granodiorite contact zone north of Rosie Castle and to the east of the contact to test for additional hangingwall reef structures.

Airport (M 57/98, M57/99)

The 1m sample results confirmed the existence of high grade gold hangingwall structures in the Rosie Castle area on the Airport Trend:

Hole	AMG North	AMG East	Dip/Azimuth (mag)	From (m)	To (m)	Width (m)	Gold (g/t)
Rosie North							
GRC177	6965100	751325	-60°/270°	87	89	2	13.6
Rosie Camp							
GRC178	6964730	751500	-60°/270°	95	97	2	9.20

HERALD RESOURCES

The scout RAB drilling programme has delineated a reasonably coherent trend of multiple quartz veins over a 400m strike length and located about 90m east of and parallel to the contact zone. Results are shown in the table below:

Hole	AMG North	AMG East	Dip/Azimuth (mag)	From (m)	To (m)	Width (m)	Gold (g/t)
GRB2299	6965400	751350	-60°/270°	20	25	5	1.38
GRB2306	6965200	751350	-60°/270°	10	15	5	0.97
GRB2311	6965000	751375	-60°/270°	20	25	5	1.44
GRB2312	6965000	751400	-60°/270°	25	30	5	1.01

These results are from 5m composite samples.

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Montague JV.

CRATER GOLD PROJECT
(Herald 20%, free carried)

No work this quarter.

N.B. The above information is based on reports provided by Gateway Mining NL, manager of the Crater JV.

HERALD RESOURCES

MOOKA MINERAL SANDS PROJECT

Herald holds two exploration licences, with a total area of 434 km^2, which are considered prospective for heavy mineral sands and are located in the Gascoyne Junction region.

Results from the previously reported soil sampling programme indicated that low levels of heavy minerals were present with overall values being in the range 0.31 – 0.75% HM. Approximately 50% of the HM material was predominantly ilmenite with lesser zircon and minor rutile, whilst the other 50% was laterite and trash heavy minerals. The levels of valuable heavy minerals obtained from the samples are considered weakly anomalous and an aircore drilling programme is planned to better test the prospective zone.

An Aboriginal heritage survey has also been completed with no significant sites being located along the proposed drill traverse lines. The formal report confirming the clearance for the drill programme to proceed is awaited.

HERALD RESOURCES – CORPORATE

CASH RESERVES

At 30 September 2005, parent company Herald Resources Ltd held cash deposits of $4.1M.

M P WRIGHT
Executive Director

*NOTE: **Sections of the information contained in this report pertaining to mineralisation and/or mineral resources are based on information compiled by or supervised by: Mr B Kirkpatrick BSc, MAusIMM, MAIG, a full-time employee of Herald Resources Limited, who is a Corporate Member of the Australian Institute of Mining and Metallurgy and who has had more than five years relevant experience.***

*NOTE: **The 2004 resource estimate for Anjing Hitam Deposit was supervised by Mr Paul Payne, Principal Consultant of Resource Evaluations Pty Ltd. He is a Chartered Professional member of the Australasian Institute of Mining and Metallurgy. He has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and type of activity undertaken to qualify as a Competent Person as defined in the 1999 "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Payne consents to the inclusion of the information in the report in the form and context in which it appears.***

SCHEDULE OF MINING TENEMENTS AS AT 30 SEPTEMBER 2005

Project and Tenement	Interest at 1/7/05	Interest at 30/9/05	Project and Tenement	Interest at 1/7/05	Interest at 30/9/05
COOLGARDIE					
Bonnievale			**Coolgardie (cont)**		
P15/2741	50%	0%	P15/3721	50%	0%
P15/2890	50%	0%	P15/3785	50%	0%
P15/2921	50%	0%	P15/3849	50%	0%
P15/3000	50%	0%	P15/4073	50%	0%
P15/3011	50%	0%	P15/4126	50%	0%
P15/3012	50%	0%	M15/73	50%	0%
P15/4541	50%	0%	M15/121	50%	0%
P15/4542	50%	0%	M15/150	50%	0%
P15/4543	50%	0%	M15/151	50%	0%
M15/277	50%	0%	M15/152	50%	0%
M15/595	50%	0%	M15/154	50%	0%
Camel Paddock			M15/156	50%	0%
P15/4131	50%	0%	M15/176	50%	0%
P15/4132	50%	0%	M15/299	50%	0%
P15/4133	50%	0%	M15/491	50%	0%
P15/4134	50%	0%	M15/545	50%	0%
P15/4135	50%	0%	M15/594	50%	0%
P15/4136	50%	0%	M15/630	50%	0%
P15/4137	50%	0%	M15/636	50%	0%
P15/4138	50%	0%	M15/645	50%	0%
P15/4139	50%	0%	M15/646	50%	0%
P15/4140	50%	0%	M15/647	50%	0%
P15/4141	50%	0%	M15/660	50%	0%
P15/4142	50%	0%	M15/677	50%	0%
P15/4546	50%	0%	M15/725	50%	0%
Coolgardie			M15/1103	50%	0%
P15/2474	50%	0%	M15/1104	50%	0%
P15/3118	50%	0%	M15/1293	50%	0%
P15/3229	50%	0%	M15/1294	50%	0%
P15/3462	50%	0%	M15/1432	50%	0%
P15/3484	50%	0%	M15/1433	50%	0%
P15/3543	50%	0%	M15/1434	50%	0%
P15/3630	50%	0%	M15/1484	50%	0%
P15/3699	50%	0%	L15/27	50%	0%
P15/3700	50%	0%	L15/28	50%	0%

SCHEDULE OF MINING TENEMENTS AS AT 30 SEPTEMBER 2005 (cont)

Project and Tenement	Interest at 1/7/05	Interest at 30/9/05	Project and Tenement	Interest at 1/7/05	Interest at 30/9/05
Coolgardie (cont)					
L15/34	50%	0%	**Gunga**		
L15/42	50%	0%	P15/2870	50%	0%
L15/51	50%	0%	P15/2871	50%	0%
L15/59	50%	0%	P15/2872	50%	0%
L15/63	50%	0%	P15/2873	50%	0%
L15/77	50%	0%	P15/2874	50%	0%
L15/78	50%	0%	**Mystery Mint**		
L15/88	50%	0%	P15/2617	50%	0%
L15/90	50%	0%	P15/2774	50%	0%
L15/95	50%	0%	P15/2775	50%	0%
L15/96	50%	0%	P15/2943	50%	0%
L15/114	50%	0%	P15/2955	50%	0%
L15/116	50%	0%	P15/3200	50%	0%
L15/119	50%	0%	P15/3201	50%	0%
L15/122	50%	0%	M15/365	50%	0%
L15/123	50%	0%	M15/662	50%	0%
L15/126	50%	0%	M15/711	50%	0%
L15/127	50%	0%	M15/1384	50%	0%
L15/130	50%	0%	GML15/6897	50%	0%
L15/161	50%	0%	**Rainbow**		
L15/164	50%	0%	P15/2869	50%	0%
L15/176	50%	0%	P15/2919	50%	0%
L15/177	50%	0%	P15/2920	50%	0%
L15/186	50%	0%	**Tycho**		
L15/200	50%	0%	P15/2886	50%	0%
L15/211	50%	0%	P15/3235	50%	0%
			P15/3325	50%	0%
			P15/3394	50%	0%
			M15/40	50%	0%
			M15/148	50%	0%

HERALD RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web**

3 November 2005

US SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mailstop 3628
One Station Place, NE
Washington DC 20549
USA

SUPPL

Re: Rule 12g3-2(b) ***(82-4295)*** ***1 page to follow***

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Dairi Project – Approval of Environmental Impact Assessment (AMDAL)
Dated 3 November 2005

Yours faithfully

M P WRIGHT
Executive Director

Enc

HERALD
RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

3 November 2005

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

RE: DAIRI ZINC-LEAD PROJECT – APPROVAL OF ENVIRONMENTAL IMPACT ASSESSMENT (AMDAL)

Project Interests: Herald	**80%**
PT Antam	**20%**

Herald Resources Ltd is pleased to advise that the AMDAL, comprising the baseline environmental studies, proposals for mine, concentrator and infrastructure development, environmental management and monitoring plans previously submitted to the Dairi Regency Government, has been approved and signed off by the Regent (Bupati) of Dairi on 1st November 2005.

This is a major step on the way to full permitting of the project and, following the Idul Fitri holidays this week, formal submission will be made to the Minister for Energy and Mineral Resources in Jakarta for permission to proceed to development, subject to financing.

Yours faithfully

MICHAEL P WRIGHT
Executive Director